CUSIP No. 513696104	13D	Page 1 of 26 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )1

The Lamson & Sessions Co.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

513696104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 26 Pages )

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 513696104	13D	Page 2 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 781,116
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 781,116
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 3 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PARCHE, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 148,784
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 148,784
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,784
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 4 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ADMIRAL ADVISORS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 929,900
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 929,900
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 5 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RAMIUS CAPITAL GROUP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 929,900
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 929,900
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 6 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
C4S & CO., L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 929,900
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 929,900
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 7 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PETER A. COHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 929,900
	9.	SOLE DISPOSITIVE POWER 929,900
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 8 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MORGAN B. STARK
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 929,900
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 929,900
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 9 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JEFFREY M. SOLOMON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 929,900
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 929,900
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 10 of 26 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THOMAS W. STRAUSS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 929,900
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 929,900
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 513696104	13D	Page 11 of 26 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to shares of the Common Stock, no par value (the “Shares”), of The Lamson & Sessions Co. (the “Issuer”). The address of the principal executive offices of the Issuer is 25701 Science Park Drive, Cleveland, Ohio 44122.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company (“Starboard”), with respect to the Shares directly and beneficially owned by it;

(ii)	Parche, LLC, a Delaware limited liability company (“Parche”), with respect to the Shares directly and beneficially owned by it;

(iii)	Admiral Advisors, LLC, a Delaware limited liability company (“Admiral Advisors”), who serves as the investment manager of Starboard and the managing member of Parche;

(iv)	Ramius Capital Group, L.L.C., a Delaware limited liability company (“Ramius Capital”), who serves as the sole member of Admiral Advisors.

(v)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius Capital;

(vi)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(vii)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(viii)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(ix)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP No. 513696104	13D	Page 12 of 26 Pages

(b) The address of the principal office of each of Parche, Admiral Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

The address of the principal office of Starboard is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of Starboard, and their principal occupations and business addresses, are set forth on Schedule B and incorporated by reference in this Item 2.

(c) The principal business of Starboard and Parche is serving as a private investment fund. Each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of Admiral Advisors is acting as investment manager of Starboard and managing member of Parche. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts. C4S serves as managing member of Ramius Capital. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Cohen, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 929,900 Shares beneficially owned in the aggregate by all of the Reporting Persons is approximately $19,782,142, including brokerage commissions.

Certain Shares reported in this Schedule 13D as owned by Parche were acquired in private transactions with various transferors for which Ramius Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of Admiral Advisors, which is the managing member of Parche. Parche acquired from such transferors an aggregate of 109,344 Shares on November 30, 2006. Such transferors had, within the 60 days prior to the filing of the Schedule 13D, effected the following transactions in the Shares:

CUSIP No. 513696104	13D	Page 13 of 26 Pages

11/15/06 purchased 16,000 Shares at a price per Share of $21.5000; 11/16/06 purchased 16,000 Shares at a price per Share of $21.4500; 11/20/06 purchased 8,000 Shares at a price per Share of $20.6700; 11/21/06 purchased 19,040 Shares at a price per Share of $20.9285; 11/24/06 purchased 1,600 Shares at a price per Share of $21.1532; 11/27/06 purchased 17,040 Shares at a price per Share of $20.7246; 11/27/06 purchased 4,000 Shares at a price per Share of $20.7020; 11/28/06 purchased 16,000 Shares at a price per Share of $20.8630; 11/28/06 purchased 8,064 Shares at a price per Share of $21.5488; 11/28/06 purchased 1,584 Shares at a price per Share of $21.3947; and 11/29/06 purchased 2,016 Shares at a price per Share of $21.6887.

All purchases of Shares referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 4, 2006, Admiral Advisors delivered a letter to the President and Chief Executive Officer of the Issuer expressing its belief that the Issuer’s Shares are significantly undervalued and highlighting several concerns about certain aspects of the strategy and direction of the Issuer. The letter is attached hereto as Exhibit 2 and is incorporated herein by reference. In the letter, Admiral Advisors recommends that the Issuer repurchase its stock and pursue a sale of the Issuer’s PVC Pipe business and urges the Issuer to delay its pursuit of any acquisitions until after these recommended courses of action are implemented.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and

CUSIP No. 513696104	13D	Page 14 of 26 Pages

engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,761,452 Shares outstanding, as of November 7, 2006, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on November 16, 2006.

A.	Starboard

(a)	As of the date of this filing, Starboard beneficially owns 781,116 Shares.

Percentage: Approximately 5.0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 781,116
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 781,116
4. Shared power to dispose or direct the disposition: 0

(c)	The number of Shares acquired by Starboard within the past 60 days is set forth in Schedule A and is incorporated by reference.

B.	Parche

(a)	As of the date of this filing, Parche beneficially owns 148,784 Shares.

Percentage: Less than 1% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 148,784
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 148,784
4. Shared power to dispose or direct the disposition: 0

(c)	The number of Shares acquired by Parche within the past 60 days is set forth in Schedule A and is incorporated by reference.

CUSIP No. 513696104	13D	Page 15 of 26 Pages

C.	Admiral Advisors

(a)	As of the date of this filing, as the investment manager of Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 781,116 Shares owned by Starboard and (ii) 148,784 Shares owned by Parche.

Percentage: Approximately 5.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 929,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,900
4. Shared power to dispose or direct the disposition: 0

(c)	Admiral Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

D.	Ramius Capital

(a)	As of the date of this filing, as the sole member of Admiral Advisors may be deemed the beneficial owner of (i) 781,116 Shares owned by Starboard and (ii) 148,784 Shares owned by Parche.

Percentage: Approximately 5.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 929,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,900
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius Capital did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A, and are incorporated herein by reference.

E.	C4S

(a)	As of the date of this filing, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of (i) 781,116 Shares owned by Starboard and (ii) 148,784 Shares owned by Parche.

Percentage: Approximately 5.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 929,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,900
4. Shared power to dispose or direct the disposition: 0

(c)	C4S did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 513696104	13D	Page 16 of 26 Pages

F.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)	As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 781,116 Shares owned by Starboard and (ii) 148,784 Shares owned by Parche. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard and Parche by virtue of their shared authority to vote and dispose of such Shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

Percentage: Approximately 5.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 929,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 929,900

(c)	None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days. The transactions in the Common Stock in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 4, 2006, Starboard, Parche, Admiral Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement by and among Starboard, Parche, Admiral Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Solomon and Mr. Strauss, dated December 4, 2006.

2.	Letter from Admiral Advisors to the President and Chief Executive Officer of the Issuer, dated December 4, 2006.

3.	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.

CUSIP No. 513696104	13D	Page 17 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.		ADMIRAL ADVISORS, LLC
		By:	Ramius Capital Group, L.L.C., its managing member

PARCHE, LLC		RAMIUS CAPITAL GROUP, L.L.C.
By:	Admiral Advisors, LLC, its managing member	By:	C4S & Co., L.L.C., as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon

Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon

Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP No. 513696104	13D	Page 18 of 26 Pages

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD.

84,000 84,000 42,000 99,960 8,400 89,460 21,000 8,316 42,336 84,000 10,584 98,112 84,000 24,948	21.5000 21.4500 20.6700 20.9285 21.1532 20.7246 20.7020 21.3947 21.5488 20.8630 21.6887 21.4746 21.6000 21.5104	11/15/06 11/16/06 11/20/06 11/21/06 11/24/06 11/27/06 11/27/06 11/28/06 11/28/06 11/28/06 11/29/06 11/30/06 11/30/06 12/01/06

PARCHE, LLC

18,688 109,344* 16,000 4,752	21.4746 21.6600 21.6000 21.5104	11/30/06 11/30/06 11/30/06 12/01/06

* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

CUSIP No. 513696104	13D	Page 19 of 26 Pages

SCHEDULE B

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Managing Director of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP No. 513696104	13D	Page 20 of 26 Pages

EXHIBIT INDEX

	Exhibit	Page

1.	Joint Filing Agreement by and among Starboard, Parche, Admiral Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Solomon and Mr. Strauss, dated December 4, 2006.	21

2.	Letter from Admiral Advisors to the President and Chief Executive Officer of the Issuer, dated December 4, 2006.	22 to 25

3.	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.	26

CUSIP No. 513696104	13D	Page 21 of 26 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 4, 2006 (including amendments thereto) with respect to the Common Stock of The Lamson & Sessions Co. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 4, 2006

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.		ADMIRAL ADVISORS, LLC
		By:	Ramius Capital Group, L.L.C., its managing member

PARCHE, LLC
By:	Admiral Advisors, LLC, its managing member	By:	RAMIUS CAPITAL GROUP, L.L.C.
C4S & Co., L.L.C., as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon

Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon

Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP No. 513696104	13D	Page 22 of 26 Pages

ADMIRAL ADVISORS LETTERHEAD

December 4, 2006

Michael Merriman
Lamson & Sessions Co.
President and CEO
25701 Science Park Drive
Cleveland, OH 44122

CC: Board of Directors

Michael,

As we have discussed in several meetings and conference calls with Jim Abel, we believe Lamson & Sessions (“LMS” or the “Company”) is significantly undervalued. As a 5.9% owner, and one of the largest shareholders of LMS, we are writing in advance of the special shareholder meeting scheduled for December 15, 2006 to highlight several concerns about certain aspects of the strategy and direction of the Company. We believe that the Company’s current path is not in the best long-term interest of shareholders.

In particular, we believe that Lamson & Sessions has a terrific opportunity to build upon the strong brand names and value-added product portfolios of the Carlon and Lamson Home Products businesses. Those opportunities deserve the full attention of management and the Board of Directors. The PVC Pipe business, however, is highly cyclical, volatile, and a distraction to the management team. We firmly believe that the PVC Pipe business hinders the value of LMS, and we strongly urge the Company to pursue a competitive sale process for PVC Pipe immediately.

Over the past several years, the Carlon and Lamson Home Products businesses, which represent approximately 70% of revenue, have shown consistent improvements in revenue and operating income driven by strong end market demand, the ability to pass through raw material price increases to customers, and significant process improvements including manufacturing automation, inventory management, and distribution efficiencies. Carlon’s revenue has grown by approximately 42% from $188 million in 2001 to $267 million expected for 2006, and operating margin has improved from 7.8% in 2001 to 14.8% expected for 2006. This represents a 7.3% revenue compound annual growth rate (“CAGR”) and a 700 basis point improvement in operating margin. Lamson Home Products revenue has grown by approximately 84% from $62 million in 2001 to $114 million expected for 2006, and operating margin has improved from 6.0% in 2001 to 13.2% expected for 2006. This represents a 12.9% revenue CAGR and a 720 basis point improvement in operating margin.

Even more important than these historical improvements, however, is that our industry analysis indicates that these businesses should continue to show consistent and sustainable long-term growth and margin improvement as LMS continues to penetrate deeper into their respective end

CUSIP No. 513696104	13D	Page 23 of 26 Pages

markets. In 2007, analysts expect Carlon and Lamson Home Products to grow revenue 11.2% and 10.0%, respectively. Carlon and Lamson Home Products, in our opinion, are well positioned to continue on the trajectory of profitable growth and, therefore, deserve the full and undistracted attention of management and the Board.

Conversely, despite meaningful operational improvements over the past several years in plant automation and distribution, the PVC Pipe business, which represents the remaining 30% of revenues, continues to be extremely volatile based on cyclical end market demand and high correlation to raw material input costs. Despite tremendous performance in 2006, with EBITDA approaching the $30 million level, 2007 is expected to be significantly weaker driven by a revenue decline of 16.9% and operating margin deterioration of 1,030 basis points from 14.1% to 3.8%.

From a valuation perspective, we feel that a sale of the PVC Pipe business will significantly enhance shareholder value by bringing in additional cash resources to the Company while removing the negative perception and distraction associated with the Company’s exposure to the highly cyclical and volatile PVC pipe market. Based on both our analysis of the current market conditions and the relative valuation of a comparable public company currently exploring a sale process, we believe that the PVC Pipe business can be sold now for a value in the range of $35 million to $70 million. This valuation range is based on conversations with financial buyers and industry experts who believe the PVC Pipe business would be valued in a sale at between 5.0x and 7.0x normalized EBITDA. We have estimated normalized revenue and operating margins in a range of $125 million to $150 million and 2.8% - 4.2%, respectively. Using these assumptions, a sale of the PVC Pipe business could produce between $2.22 and $4.44 per share of gross proceeds that could either be redeployed into Carlon and Lamson Home Products or returned to shareholders. To the extent that there is strategic interest in the asset, we believe a sale price could be even higher than under our assumptions. We understand that there may be some customer overlap between the PVC Pipe business and Carlon. We believe that a well-structured agreement could be negotiated that would enable a sale of the PVC Pipe business without materially impacting sales and profitability at Carlon.

As we have told Mr. Abel, we believe that without the exposure to the PVC pipe end market, Carlon and Lamson Home Products would command a valuation multiple approaching the levels of other electrical and building products companies shown below, which are materially above the current LMS valuation.

CUSIP No. 513696104	13D	Page 24 of 26 Pages

The Company’s management has recently stated in several presentations and conference calls that the strategy going forward will be to pursue acquisitions to diversify away from the commodity-driven PVC Pipe business and expand further into industrial and commercial products. However, according to our research, recent M&A transactions in the commercial / industrial products segment have traded at multiples in the 7.0x - 10.0x Enterprise Value / LTM EBITDA range, which is significantly higher than Lamson & Sessions’ current valuation of 4.1x Enterprise Value / LTM EBITDA and 5.9x Enterprise Value / 2007E EBITDA. Furthermore, the Company recently increased the size of its credit facility from $125 million up to a maximum of $300 million and called a special shareholder meeting to double the Company's share authorization from 20 million shares to 40 million shares to facilitate the issuance of shares for future acquisitions. In addition, over the past several quarters, the Company has repaid all but the term loan portion of its debt and with its new facility in place will most likely be close to debt-free at the end of 2006.

Based on the issues we have outlined above, we believe that the Company’s current strategy is somewhat backward. Lamson & Sessions should not be making any acquisitions at this time. More specifically, the Company should not be issuing stock for acquisitions as it would presumably be paying a significantly higher multiple than LMS stock trades for today, creating dilution for current shareholders. Nor should the Company be using cash for acquisitions as it would be meaningfully more accretive to current shareholders for LMS to repurchase its own stock given the wide discrepancy in valuation between LMS stock and comparable transaction multiples.

Therefore, rather than pursuing an acquisition strategy now to diversify away from the PVC Pipe business, we believe the Company should address the valuation discrepancy at its core by repurchasing $60 million - $120 million of its stock, representing approximately 15% - 30% of the current shares outstanding, and selling the PVC Pipe business. Pending the successful completion of a transaction, it is our view that the stock price of LMS would accrete, closing the gap in valuation with its closest peers. At that time, the Company would have a much stronger stock currency, supported by a healthy balance sheet, to pursue strategic acquisitions that leverage the Carlon and Lamson Home Products brand names and distribution channels.

We have chosen to express these views now because we are disturbed by the apparent sense of urgency to execute on acquisitions. To this end, we are particularly concerned about the urgently called special shareholder meeting to authorize the issuance of up to an additional 20 million shares, which if approved, would double the share authorization from 20 million shares to 40 million shares. According to the Company’s proxy statement dated November 16, 2006, the Company currently has no specific plans to issue the additional common shares. However, this special meeting is scheduled just four months in advance of the regular annual shareholder meeting. We are alarmed that this apparent sense of urgency suggests LMS is eager to prepare for a transaction that has not yet even been identified and which we believe may not be in the best interest of Lamson & Sessions shareholders.

In summary, we strongly believe that it would be a disservice to shareholders to make any acquisitions before repurchasing LMS stock at current valuation levels and pursuing an auction process to divest the PVC Pipe business. Regardless of whether the shareholders approve the

CUSIP No. 513696104	13D	Page 25 of 26 Pages

additional share authorization, management and the Board need to know that we, as one of the largest LMS shareholders, expect the Company to repurchase stock and explore a sale of the PVC Pipe business before any acquisitions take place especially since any target company would likely be acquired at multiples far in excess of where LMS is currently trading.

We would appreciate your consideration of the topics we have highlighted above and would be happy to discuss these views with you and the rest of the Board of Directors at your convenience. We look forward to continuing our discussions and are confident that the best interest of all shareholders will remain of paramount importance.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith Executive Managing Director Ramius Capital Group

CUSIP No. 513696104	13D	Page 26 of 26 Pages

POWER OF ATTORNEY

The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

/s/ Peter A. Cohen

Peter A. Cohen

/s/ Morgan B. Stark

Morgan B. Stark

/s/ Jeffrey M. Solomon

Jeffrey M. Solomon

/s/ Thomas W. Strauss

Thomas W. Strauss